NEWS RELEASE

2004 YEAR END RESERVES UP
HIGH GRADE ZONE RESERVES: 4.4 MILLION OUNCES
AT A GRADE OF 2.23 OUNCES PER TON
(All dollar amounts in US$ unless otherwise stated)

Toronto, February 21, 2005 - GOLDCORP INC. (GG: NYSE; G: TSX) announced today that reserve and resource estimations for the year-ended December 31, 2004 continued to grow for the fourth consecutive year! The power of the Red Lake Mine was demonstrated in January 2005 when during the month production was 54,866 ounces of gold, one of the highest monthly production results from the mine to date. The reserve and resource estimations were generated using a gold price of $375 per ounce and were independently audited by Watts, Griffis and McQuat, an internationally recognized geological consulting firm, based in Toronto, Ontario.

SIGNIFICANT HIGHLIGHTS - 2004

GOLDCORP INC.

  Goldcorp's proven, probable reserves and measured, indicated resources up to 6.8 million ounces from 6.4 million ounces in 2003;

RED LAKE MINE

  High Grade Zone reserves: 4.4 million ounces at a grade of 2.23 ounces per ton (opt); in line with 2003 results
  Gold content per vertical foot continues to increase at depth from 1900 ounces per vertical ft to 2100

RESERVES & RESOURCES - THE GROWTH STORY CONTINUES

GOLDCORP

Goldcorp's total proven, probable reserves and measured, indicated resources grew to an estimated 6.8 million ounces of gold up from 6.4 million at year-end, 2003. The Red Lake Mine accounted for 6.6 million ounces or 97% of this total. Including inferred resources, reserves and resources were estimated at 7.8 million ounces.

RED LAKE MINE

More than 554,000 ounces of gold were extracted from the Red Lake Mine, and net of this production, total reserves and resources increased by 139,000 ounces. This means that 693,000 ounces of gold were discovered during 2004.

Production from the High Grade Zone (HGZ) began at Red Lake Mine in mid 2000. Goldcorp has successfully replaced reserves and resources, net of production, in each of the past four years. By year-end, 2004, the total

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High Grade Zone reserves, resources and past production has grown to 8.4 million ounces. During the past 4.5 years, 2.3 million ounces were mined, 2.2 million ounces have been discovered, net of production, therefore 6.1 millions ounces are remaining.

Total reserves and resources, high grade and sulphide zones, at the Red Lake Mine grew to 7.5 million ounces (7.0 millions tons) with an average grade of 1.08 ounces per ton (37.0 grams per tonne (gpt)) from 7.4 million ounces (6.8 million tons) at a grade of 1.09 opt (37.4 gpt).

HIGH GRADE ZONE (HGZ)

Reserves were estimated at 4.4 million ounces (2.0 million tons) at a grade of 2.23 opt (76.4 gpt) compared to a grade of 2.22 opt. in 2003. Total ounces of the HGZ reserves remained consistent with 2003 results. Production of 2004 was 554,000 ounces (247,000 tons) at a grade of 2.25 opt (77.1 gpt) compared to 2.20 opt (75.4 gpt) in 2003.

Resources were 1.7 million ounces (1.26 million tons) at a grade of 1.32 opt (45.3 gpt). Total 2004 HGZ reserves and resources were estimated at 6.1 million ounces.

OBSERVATIONS ON THE HIGH GRADE ZONE

GOLD CONTENT IN HGZ INCREASING AT DEPTH

In the first 1,200 vertical ft (366 m) of the HGZ, to a depth of 5,500 ft (1,676 m), where the most intensive exploration efforts has occurred, the average gold content has increased to 3,600 ounces per vertical foot from 3,500 in 2003. The area below this is less explored and, so far, has a lower gold content. In 2004, it increased from 1,900 to 2,100 ounces per vertical foot in 2004. (In addition, the vertical extent of this area lengthened by 100 ft to a depth of 7,800 ft (2,377 m) in 2004. This is exciting as we are increasing both the gold content per vertical foot and the vertical extent of the mineralization.)

GRADE VARIANCE

The HGZ consists of multiple zones of varying grade. The grade of reserves and resources will fluctuate on a yearly basis depending on which particular zones contribute the most new mineralization. The grade of the reserves remains consistent for 2004 compared to 2003. The grade of the resources in 2004 is lower then 2003 as a result of an increased contribution of new mineralization from the Footwall (FW) and new Hanging Wall zones The grade of the FW and new Hanging Wall mineralization is approximately 1.00 opt (34.3 gpt).

IMPACT OF THE FOOTWALL ZONE - PRODUCTION INCREASING

Growth in the size and extent of the Footwall Zone (FW), coupled with an average grade of 1.0 opt has accelerated the production growth curve for the mine! Goldcorp plans to mine sections of the FW Zone, located near existing mining areas between 30 and 37 levels. This is the most efficient time in the mine life to exploit this portion of the HGZ sine all the development, ventilation and other mining infrastructure is already in place. During the next two years, the Red Lake Mine is forecasted to increase production by an additional 150,000 ounces of gold over the original expansion plan forecast.

NEW SHAFT WILL ACCELERATE EXPLORATION

The highest grade mineralization is located in the Hanging Wall zones (HW5-HWA). These zones have been identified to the greatest depth. The completion of the new shaft will drastically improve underground access and necessary services for exploration and this is expected to accelerate the rate of discovery.

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FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

For further information, please contact:	Corporate Office

Gilles Filion	145 King Street West
Vice President, Exploration	Suite 2700
Telephone: (416) 865-0326 Suite 2700	Toronto, Ontario
Fax: (416) 361-5741	M5H 1J8
e-mail: info@goldcorp.com	Website: www.goldcorp.com